UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41663

Chanson International Holding

No. 26 Culture Road, Tianshan District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of Mr. Zhiyuan Wang

On August 8, 2023, Mr. Zhiyuan Wang (“Mr. Wang”) notified Chanson International Holding (the “Company”) of his resignation as a director of the Company, effective August 8, 2023. Mr. Wang has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Mr. Shuaiheng Zhang as Director

To fill in the vacancy created by the resignation of Mr. Wang, on August 8, 2023, the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the Board of Directors (the “Board”) of the Company recommended, and the Board appointed, Mr. Shuaiheng Zhang (“Mr. Zhang”) to serve as a director of the Company, a member of the audit committee of the Board, a member of the compensation committee of the Board, and the chairperson of the Nominating Committee, effective August 8, 2023.

Mr. Zhang, age 59, has over 40 years of business and managerial experience in electronic components manufacturing and new energy industries. Since September 2019, Mr. Zhang has been serving as the General Manager at Sunwoda Electronic Co., Ltd, a company listed on the Growth Enterprise Market of Shenzhen Stock Exchange since 2011 and a developer and manufacturer of lithium-ion battery cells and modules. From December 2015 to September 2019, Mr. Zhang served as the General Manager and Chairman of the Board of Directors of Shenzhen SEG Longyan Energy Technology Co., Ltd., a company engaged in the development and sales of solar power plants and accessories. Prior to that, Mr. Zhang served as the General Manager of Shenzhen SI Semiconductors Co., Ltd, a power semiconductor device manufacturer with international presence from July 2013 to December 2015. Mr. Zhang received his EMBA degree from Tsinghua University in People’s Republic of China in 1998 and a bachelor’s degree from Xidian University in People’s Republic of China in 1986.

There are no family relationships between Mr. Zhang and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Zhang and any other person pursuant to which he was appointed as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: August 15, 2023	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer